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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Royal Bank of Canada ("Royal Bank")
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     200 Bay Street
--------------------------------------------------------------------------------
                                    (Street)

     Toronto                    Ontario, Canada         MSJ 2J5
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     RBC Centura Banks, Inc.

     (formerly Centura Banks, Inc. (CBC))
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     June 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

     February 5, 2001
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

     _____________________________________________
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                      2.            3.           Disposed of (D)                 Securities     Form:     7.
                                      Transaction   Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Date          Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    (Month/       (Instr. 8)                     (A)           of Month       Indirect  Beneficial
Title of Security                     Day/          ------------     Amount        or   Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Year)         Code     V                     (D)           and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, without par value       6/5/2001       P               2,166,517,536  A   $ N/A    2,166,517,536   D        N/A
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one reporting person, see Instruction
     4(b)(v).
                                                                          (Over)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount    ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date    Expira-           Number    ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-   tion              of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable Date      Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock,       $44.69   6/5/2001  J           7,858,534 N/A     6/5/2001 Common   7,858,534 $44.69   0         N/A      N/A
without par value   (subject                       (subject                   Stock    (subject
                    to                             to                         without  to
                    adjust-                        adjust-                    par      adjust-
                    ment in                        ment in                    value    ment in
                    limited                        limited                             limited
                    circum-                        circum-                             circum-
                    stances)                       stances)                            stances)
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====================================================================================================================================

Explanation of Responses:

(1) Royal Bank entered into a Stock Option Agreement with the Issuer, dated January 26, 2001 (the "Stock Option Agreement") whereby Issuer granted Royal Bank an option to purchase up to 7,858,534 shares of common stock of Issuer (subject to adjustment in limited circumstances), and in no event more than 19.9% of the issued and outstanding common stock, in connection with the Agreement and Plan of Merger, dated January 26, 2001, between Royal Bank and the Issuer (the "Merger Agreement") pursuant to which a wholly owned subsidiary of Royal Bank merged with and into the Issuer (the "Merger").

(2) On June 5, 2001, the Merger was consummated, as a result of which the following two events occurred: (a) Royal Bank has become the direct beneficial owner of 100% of the outstanding stock of the Issuer, and (b) the stock option that was granted by the Issuer to Royal Bank to purchase up to 7,858,539 shares of common stock of the Issuer expired, resulting in the expiration of a long derivative securities position without value exempt pursuant to Rule 16b-6(d).

(3) The consideration that was given for the securities was 1.684 shares of Royal Bank for each share of the 39,490,122 shares of common stock of the Issuer owned by the shareholders of the Issuer immediately prior to the consummation of the merger and cash in lieu of any fractional shares.

(4) Royal Bank is no longer subject to reporting requirements under Section 16 of the Exchange Act with respect to the Issuer, since the Issuer's securities are no longer registered under Section 12 of the Exchange Act.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



ROYAL BANK OF CANADA



/s/W. Michael Wilson                                          July 10, 2001
------------------------------------------               -----------------------
Name:  W. Michael Wilson                                          Date
Title: Senior Vice-President
       Strategic Initiatives


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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